October 23, 2008

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-0504

Attention: James O’Connor

Re:	Registrant:	Natixis Funds Trust II
	File No.:	811-00242
	Filing Type:	Form N-1A

Dear Mr. O’Connor:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on October 3, 2008, regarding the registration statement of Natixis Funds Trust II (the “Trust”) on Form N-1A filed with the Commission on August 15, 2008 (the “Registration Statement”) for the purpose of adding a new series the Vaughan Nelson Value Opportunity Fund (the “Fund”). For your convenience, we have summarized each comment below, followed by the Trust’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Trust in the Registration Statement.

References to page numbers relate to the revised Class Y prospectus. For your convenience, we have excerpted the revised disclosure and included it in Exhibit A. Please note that the Registration Statement is scheduled to become effective automatically on October 31, 2008, and the Fund expects to commence its offering shortly thereafter.

1.	Comment. Please identify the range of market capitalizations for securities in the Russell Midcap Value Index.

Response. In response to the comment, data concerning the market capitalization range for the securities in the Russell Midcap Value Index as of September 30, 2008 has been added to the disclosure in the “Principal Investment Strategies” section of the prospectus.

2.	Comment. The Fund’s ability to invest in foreign securities should be more prominently disclosed within the “Principal Investment Strategies” section of the prospectus.

Response. In response to the comment, the Fund currently intends to invest no more than 10% of its assets in foreign securities. The Fund respectfully submits that the disclosure regarding the Fund’s investments in foreign securities should not be moved from the fourth paragraph to a more prominent position in the “Principal Investment Strategies” section of the prospectus.

3.	Comment. What percentage of the Fund’s assets may be invested in foreign securities?

Response. The Fund currently intends to invest no more than 10% of its assets in foreign securities. The Fund’s investments in foreign securities are currently expected to consist of depositary receipts and foreign securities traded on U.S. exchanges.

4.

Comment. Please include an additional line item entitled “Acquired Fund Fees and Expenses” in the Fund’s “Annual Fund Operating Expenses” table if such Acquired Fund Fees and Expenses are anticipated to be greater than 0.01% of the Fund’s average daily net assets.

Response. The Fund does not anticipate that the amount of Acquired Fund Fees and Expenses will be greater than 0.01% of the Fund’s average daily net assets.

5.	Comment. Please disclose the tax ramifications of the Fund’s investments in real estate investment trusts (i.e., rent and mortgage income will be taxed as ordinary income).

Response. The Trust respectfully submits that the tax ramifications of the Fund’s investments in real estate investment trusts are appropriately disclosed on page 19 of the prospectus, which states that distributions of investment income are generally taxable to shareholders as ordinary income and also states the following:

For taxable years beginning before January 1, 2011, distributions of investment income designated by the Fund as derived from “qualified dividend income” will be taxed in the hands of individuals at the rates applicable to long-term capital gain, provided holding period and other requirements are met at both the shareholder and Fund levels. Income generated by investments in fixed income securities, REITs and derivatives is generally not eligible for treatment as qualified dividend income.

6.

Comment. Please clarify whether the Fund’s portfolio turnover rate will be over 100%. If the Fund’s portfolio turnover rate is anticipated to be greater than 100%, please disclose the tax consequences and other ramifications of the portfolio turnover rate.

Response. Although the Fund expects that its portfolio turnover rate will be less than 100%, the Fund has added additional disclosure to the “Principal Investment Strategies” section of the Fund’s prospectus about the effects of portfolio turnover.

7.

Comment. Footnote 1 to the Fund’s “Annual Fund Operating Expenses” table states that the Adviser has given a binding contractual undertaking to limit the Fund’s Annual Operating Expenses through April 30, 2009. The undertaking must be in place for one year in order for it to appear in the table.

Response. The Adviser has given a binding contractual undertaking to limit the Fund’s Annual Operating Expenses through April 30, 2010. The footnote to the Fund’s “Annual Fund Operating Expenses” table will be revised to reflect this new date.

In connection with the above-referenced filing, we acknowledge that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,
/s/ John M. DelPrete John M. DelPrete
Assistant Secretary
Natixis Funds Trust II

cc:	Russell L. Kane, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.

Exhibit A

Revised Disclosure Responding to Comment 1

(The following revised disclosure will appear on page 3 of the prospectus.)

The Fund, under normal circumstances, will invest primarily in companies that, at the time of purchase, have market capitalizations within the capitalization range of the Russell Midcap Value Index ($45 million to $16.7 billion as of September 30, 2008) which measures the performance of the mid-cap value segment of the U.S. equity universe. The Russell Midcap Value Index is a market capitalization-weighted index of those companies within the broader Russell Midcap Index (which includes approximately 800 of the smallest companies included in the Russell 1000 Index) that exhibit lower price-to-book ratios and lower forecasted growth values. However, the Fund does not have any market capitalization limits and may invest in companies with smaller or larger capitalizations.

Revised Disclosure Responding to Comment 6

(The following revised disclosure will appear on page 3 of the prospectus.)

The Fund may also:

•

Engage in active and frequent trading of securities and other instruments. Effects of frequent trading may include high transaction costs, which may lower the Fund’s return, and realization of greater short-term capital gains, distributions of which are taxable to shareholders who are individuals as ordinary income. Trading costs and tax effects associated with frequent trading may adversely affect the Fund’s performance.

Revised Disclosure Responding to Comment 7

(The following revised disclosure will appear on page 5 of the prospectus.)

[1]

Natixis Advisors has given a binding contractual undertaking to this Fund to limit the amount of the Fund’s total annual fund operating expenses, exclusive of Acquired Fund Fees and Expenses, brokerage expenses, interest expense, taxes and organizational and extraordinary expenses, such as litigation and indemnification expenses, to 1.15% of the Fund’s average daily net assets for Class Y shares. This undertaking is in effect through April 30, 2010, and is reevaluated on an annual basis. Natixis Advisors will be permitted to recover, on a class by class basis, management fees reduced and/or expenses it has borne through the undertaking described above to the extent that a class’ expenses in later periods fall below the annual rates set forth in the undertaking. A class will not be obligated to pay any such reduced fees and expenses more than one year after the end of the fiscal year in which the fee/expense was reduced.